As filed with the Securities and Exchange Commission on July 9, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_____________

MEDIS TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)
_____________

Delaware	3845	13-3669062
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

805 Third Avenue
New York, New York 10022
(212) 935-8484
(Address and telephone number of registrant’s principal executive offices)

Jose A. Mejia
President and Chief Executive Officer
Medis Technologies Ltd.
805 Third Avenue
New York, New York 10022
(212) 935-8484
(Name, address and telephone number of agent for service)

Copy to:

Ira I. Roxland, Esq.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York  10020
Telephone:  (212) 768-6700
Fax:  (212) 768-6800

_____________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common stock, par value $0.01 per share	7,780,603 shares	$ 0.51	$ 3,968,108	$ 221.42

(1)           Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act.

(2)           Medis Technologies Ltd. filed a registration statement on Form S-3 (File No. 333-155574) on November 21, 2008 covering an indeterminate number of securities up to a proposed maximum aggregate offering price of $55,000,000, of which none have been issued by Medis Technologies under such prior registration statement and for which Medis Technologies previously paid a filing fee of $2,161.50. Pursuant to Rule 457(p) under the Securities Act, Medis Technologies has offset the $221.42 registration fee due herewith with a portion of the fee paid on November 21, 2008 covering the aforementioned unissued securities. As a result, no registration fee is submitted herewith.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 9, 2009

Preliminary Prospectus

MEDIS TECHNOLOGIES LTD.

7,780,603 shares of Common Stock

_______________________

This prospectus relates to the offer and sale from time to time of up to 7,780,603 shares of our common stock by the person described in this prospectus, whom we call the “selling stockholder.” Such shares are issuable upon exercise of a warrant held by the selling stockholder. We are registering these shares as required by the terms of a Preferred Stock Purchase Agreement between an affiliate of the selling stockholder and us. Such registration does not mean that the selling stockholder will actually offer or sell any of these shares. We will receive no proceeds from the sale of any of these shares by the selling stockholder.

Our common stock is currently traded on The Nasdaq Global Market under the symbol “MDTL.” The last sale price of our common stock on July 2, 2009 was $0.49 per share.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

, 2009

TABLE of CONTENTS

Page
FORWARD-LOOKING STATEMENTS	i
PROSPECTUS SUMMARY	1
RISK FACTORS	6
PRICE RANGE OF OUR COMMON STOCK	19
SELLING STOCKHOLDER	20
PLAN OF DISTRIBUTION	21
DESCRIPTION OF OUR SECURITIES	23
EXPERTS	25
WHERE YOU CAN FIND MORE INFORMATION	25

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholder have authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. Neither we nor the selling stockholder are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, or any documents incorporated by reference herein, is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in this prospectus and the reports incorporated by reference herein. This prospectus and the documents we incorporate by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “will,” “may,” ‘‘expects,’’ ‘‘anticipates,’’ ‘‘approximates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘intends’’ and ‘‘hopes’’ and variations of such words and similar expressions are intended to identify such forward-looking statements. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under ‘‘Risk Factors.’’ The forward-looking statements include, among others, statements about:

•	the development and commercialization schedule for our fuel cell technology and products;

•	our financial condition;

•	the expected cost competitiveness of our fuel cell technology and products;

•	rapid technological change;

•	our intellectual property;

•	the timing and availability of our products;

•	our business strategy; and

•	general economic conditions.

Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents we incorporate by reference in this prospectus, might not occur.

-i-

PROSPECTUS SUMMARY

The following summary does not contain all the information that may be important to you in making a decision to acquire our securities. For a more complete understanding of our company, you should read the entire prospectus, including the risks described under “Risk Factors,” and the documents incorporated in this prospectus by reference.

Overview

We design, develop and market an innovative fuel cell technology that provides portable electricity for retail, commercial and military applications. A fuel cell is a device that converts the chemical energy of a fuel directly into electricity. To our knowledge we are the only company ever to have manufactured working portable fuel cells in production quantities. Our intellectual property portfolio consists of 37 United States and international patents.

Our technologies provide solutions for remote and off-grid power. Unlike batteries, our products do not store power; they generate fresh power on the spot as needed, which we believe makes our technology ideal for military applications. It also means that we can power devices in the complete absence of electricity from the grid – during blackouts, in battlefield conditions, in subway tunnels or mine shafts, or at other remote or unmanned locations.

Our fuel cells do not generate significant heat, are DOT approved and UL listed, and are recyclable. Most other fuel-cell developers that we are aware of use a methane or hydrogen-based chemistry. Our fuel cells are based on sodium borohydride, which we believe is a superior and more stable fuel.

Our first commercial product is our “24/7 Power Pack,” commercially introduced in late 2008. It is a recyclable hand-held power generator that can power advanced portable electronic devices, such as mobile handsets, smart phones, MP3 players, gaming and other devices useful in emergencies such as flashlights, radios and GPS devices. We believe that the 24/7 Power Pack is the first commercially available, portable fuel cell ever sold. Subsequent to the introduction of the 24/7 Power Pack, we introduced our Xtreme™ Power Pack Emergency Kit, which provides light in any emergency situations where light is needed for survival or escape. Because it generates its own power when needed, it can provide instant light as well as energy to power portable electronic devices on demand.

We also are majority owners of a separately operated subsidiary that is also traded publicly: Lod, Israel-based Cell Kinetics Ltd. (OTC BB: CKNTF). Cell Kinetics is seeking to exploit commercially a unique cell carrier under its CKChipTM product line, which can accommodate large quantities of living cells, each in individual wells, for measuring their reactions while in a static state over time.

During the year ended December 31, 2008 and the three months ended March 31, 2009, we recorded significant impairment charges related to the goodwill and property, plant and equipment that we carry on our balance sheet, which has significantly increased our losses for the year. We incurred a net loss of approximately $148,422,000 during the year ended December 31, 2008 and a net loss of approximately $16,548,000 during the three months ended March 31, 2009.  We have limited available cash resources and require additional financing or cash from the sale of excess inventory, equipment or purchase orders from military contracts, in order to continue to fund our current operations beyond the third quarter of 2009, and to pay existing and future liabilities and other obligations. In order for us to remain a going concern, we will need to obtain substantial additional financing to continue our operations and to meet our cash flow needs. In view of our financial situation and current market and economic conditions, we do not know if additional financing will be available to us on commercially reasonable terms, or at all. Any inability to so obtain additional financing will materially adversely affect us, including requiring us to significantly further curtail or cease business operations altogether.

We are a Delaware corporation organized in April 1992. Our executive offices are located at 805 Third Avenue, New York, New York 10022. Our telephone number is (212) 935-8484. Our website is located at www.medistechnologies.com. The information on our website is not part of this prospectus.

Recent Developments

Promissory Notes

Effective as of May 20, 2009, we entered into a Secured Promissory Note (the “Knickerbocker Note”) and Pledge Agreement with Knickerbocker Fine Arts Ltd. Knickerbocker is an affiliate of Howard Weingrow, a former executive officer and director of our company. Pursuant to the Knickerbocker Note and Pledge Agreement, Knickerbocker loaned $50,000 to us at a yearly interest rate of 6%. The loan is secured by 500,000 ordinary shares of Cell Kinetics Ltd., which we beneficially own. The maturity date of the loan and all accrued interest is August 18, 2009, and may be prepaid in whole or in part by us. The Knickerbocker Note and Pledge Agreement contain other customary provisions found in loans of this type, including relating to default provisions.

Effective as of May 17, 2009, we entered into a Promissory Note (the “Finkelshtain Note”) with Gennadi Finkelshtain, the General Manager of More Energy Ltd., a wholly-owned subsidiary of our company. Pursuant to the Finkelshtain Note, Mr. Finkelshtain loaned $50,000 to us at a yearly interest rate of 7%. The maturity date of the loan and all accrued interest is September 17, 2009, and may be prepaid in whole or in part by us. The Finkelshtain Note contains other customary provisions found in loans of this type, including relating to default provisions.

Series B Preferred Stock

On June 8, 2009, we entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Volation Capital Partners, LLC (the “Investor”), which provides that, upon the terms and subject to the conditions set forth therein, the Investor is committed to purchase up to $5,000,000 of our Series B Preferred Stock. Under the terms of the Purchase Agreement, from time to time until June 7, 2010 and at our sole discretion, we may present the Investor with a notice to purchase such Series B Preferred Stock (the “Notice”). The Investor is obligated to purchase such Series B Preferred Stock on the tenth trading day after the Notice date, subject to satisfaction of certain closing conditions. The Investor will not be obligated to purchase the Series B Preferred Stock (i) in the event the closing price of our common stock during the nine trading days following delivery of a Notice falls below 75% of the closing price on the trading day prior to the date such Notice is delivered to the Investor, or (ii) to the extent such purchase would result in the Investor and its affiliates beneficially owning more than 9.99% of our common stock.

On the date of delivery of each Notice under the Purchase Agreement, we will also issue to the Investor five-year warrants to purchase our common stock at an exercise price equal to the closing price of our common stock on the trading day prior to the delivery date of the Notice. The number of shares issuable upon exercise of the warrant will be equal in value to 135% of the purchase price of the Series B Preferred Stock to be issued in respect of the related Notice. Each warrant will be exercisable on the earlier of (i) the date on which a registration statement registering for resale the shares of common stock issuable upon exercise of such warrant becomes effective and (ii) the date that is six months after the issuance date of such warrant.

The Series B Preferred Stock is redeemable after the fifth anniversary of the date of its issuance and is subject to repurchase by us (i) at any time at our election, or (ii) following the consummation of certain fundamental transactions by us, at the option of a majority of the holders of the Series B Preferred Stock.

Holders of Series B Preferred Stock will be entitled to receive dividends, which will accrue in shares of Series B Preferred Stock on an annual basis at a rate equal to 10% per annum from the issuance date. Accrued dividends will be payable upon redemption of the Series B Preferred Stock. The Series B Preferred Stock ranks, with respect to dividend rights and rights upon liquidation:

•	senior to our common stock; and

•	on parity with our 7.25% Series A Cumulative Convertible Perpetual Preferred Stock.

Bridge Loan

On June 16, 2009, we entered into a Loan Agreement and Promissory Note with the Investor pursuant to which, the Investor made a $550,000 short-term loan (the “Loan”) to us, upon the terms and subject to the conditions set forth therein, to enable us to meet our immediate liquidity needs. The Loan bore interest at a rate of 6% per annum until paid in full, was scheduled to mature on June 25, 2009, and was subject to acceleration in the event we default in our obligations under the Loan Agreement.

Amendments to Purchase Agreement

Under the terms of the Loan Agreement, we and the Investor agreed to amend the terms of the Purchase Agreement. The agreed amendments applied solely with respect to the first Notice to purchase Series B Preferred Stock and the related closing of the first Series B Preferred Stock issuance thereunder (the “Closing”), and related to the timing for delivery of the Notice and consummation of the related Closing as well as the method for setting the exercise price for the five-year warrant to purchase our common stock to be issued by us in connection with the delivery of the Notice. Pursuant to the terms of the Loan Agreement, we and the Investor agreed that (i) we would set the exercise price of the Warrant based on the average of the daily closing prices of our common stock on (A) the date immediately preceding the date upon which we deliver a Notice to the Investor, and (B) the date upon which the Notice is so delivered, (ii) this Closing would be accelerated in contrast to those called for by the Loan Agreement, and (iii) the gross proceeds that we would derive from this funding would be reduced by the principal amount of the Loan, and by accrued but unpaid interest thereon. The Investor’s obligation to accept the Notice and consummate the Closing on the amended terms described herein would be conditioned upon the Investor’s having borrowed at least 6,500,000 freely tradable shares of our common stock from our non-affiliate stockholders.

On June 30, 2009, we and the Investor agreed to further amend the terms of the Purchase Agreement.  The agreed amendments apply solely with respect to the first Notice and Closing, and relate to the timing for delivery of the Notice and consummation of the related Closing as well as the method for setting  the exercise price for the Warrant.  Pursuant to the terms of this amendment, we and the Investor agreed that (i) on the date on which the Investor shall have borrowed at least 6,500,000 freely tradable shares of our common stock from our non-affiliated stockholders, we would deliver the first Notice to the Investor, (ii) on the same date, we would also issue to the Investor or an affiliate of the Investor the Warrant, exercisable for shares of our common stock at an exercise price of $0.42 per share, and (iii) the Investor would accelerate the Closing such that it would take place on the date of delivery of the first Notice.

Delivery of Notice under Purchase Agreement

On July 1, 2009, pursuant to the terms of a Notice delivered to the Investor under the Purchase Agreement, we issued 242 shares of Series B Preferred Stock to the Investor and we received proceeds of $1,619,000 (net of fees payable to the Investor, including a one-time commitment fee of $250,000, amounts necessary to repay the Loan and all interest accrued thereon, and other fees and expenses of the offering). In addition, we issued to the selling stockholder the Warrant to purchase up to 7,780,603 shares of our common stock at an exercise price of $0.42 per share.

The Offering

Common stock offered for sale by the selling stockholder	7,780,603 shares (1)
Common stock to be outstanding after this offering	46,349,555 shares (1)(2)
________________
(1)	Reflects shares issuable upon the exercise of an outstanding warrant held by the selling stockholder.

(2)
Based upon our issued and outstanding shares of common stock as of July 1, 2009. This number excludes: 1,996,528 shares of common stock issuable upon conversion of 5,750 shares of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock; 1,302,625 shares of common stock issuable upon exercise of outstanding options and rights granted under our employee equity incentive plans and 11,305,897 shares of common stock issuable upon exercise of outstanding warrants.

RISK FACTORS

You should carefully consider the following factors, as well as other information appearing elsewhere in this prospectus or incorporated in this prospectus by reference, before you decide whether to purchase any of our common stock offered in this prospectus.

We have incurred losses and anticipate continued losses and negative cash flow; our financial statements are subject to a going concern qualification from the Independent Registered Public Accounting Firm that performed our audit.

We have generated net losses since inception and expect to continue to incur net losses and generate negative cash flow until we can produce sufficient revenues to cover our costs through the production and sale of our 24/7 Power Packs and other anticipated fuel cell products.

We incurred a net loss of approximately $148,422,000, $38,200,000 and $33,047,000 during the years ended December 31, 2008, 2007 and 2006, respectively, and a net loss of approximately $16,548,000 during the three months ended March 31, 2009. We have recently suspended our production operations and curtailed our development programs in an effort to cut costs and preserve cash while we focus on sales and marketing activities. Our inability to become profitable may force us to further curtail or discontinue our research and development programs and manufacturing operations and our other day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis. As of March 31, 2009, we had an accumulated deficit of approximately $388,151,000. We may continue to generate net losses for the foreseeable future and cannot predict when we will achieve profitability, if ever.

In order for us to remain a going concern, we will need to obtain substantial additional financing to continue our operations and to meet our cash flow needs. In view of our financial situation and current market and economic conditions, we do not know if additional financing will be available to us on commercially reasonable terms, or at all. Moreover, if we raise additional capital through borrowing or other debt financing, we would incur substantial interest expense. Sales of additional equity securities, including upon the exercise of convertible securities, will dilute on a pro rata basis the percentage ownership of all holders of common stock. Any inability to obtain additional financing will materially adversely affect us, including possibly requiring us to significantly further curtail or cease business operations altogether.

We require additional funding in order to continue our operations.

We have limited available cash resources and require additional financing or cash from the sale of excess inventory, equipment or purchase orders from military contracts, in order to continue to fund our current operations beyond the third quarter of 2009, and to pay existing and future liabilities and other obligations. We are continuing to negotiate with third parties in an attempt to obtain additional financing and generate internal sources of funds to finance our operations. The satisfactory completion of these negotiations prior to the end of the third quarter 2009 is essential to provide sufficient cash flow to meet current operating requirements.

We can offer no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to meet our financial obligations, or that a third party will be willing to make such funds available.

Our failure to raise additional funds will force us to cease business operations entirely. Additionally, even if we raise funds in the near term, our failure to successfully develop or market our fuel cell products may materially adversely affect our ability to raise additional funds. In any event, it is not possible to make any reliable estimate of the funds required to successfully market, produce and sell our fuel cell products.

Our vendor and supplier relationships are not certain or are being terminated due to our cash position and some vendors and suppliers may bring legal action against us claiming non-payment or breach of contract.

We have entered into agreements with third party vendors and suppliers to provide requisite materials and components.

Recently, primarily due to our cash position, we have ceased payments under, renegotiated terms of, or terminated many of these existing agreements. In some cases, we have outstanding invoices or are required to make substantial cash payments. Our failure to make all such payments could cause some vendors and suppliers to bring legal action against us under a claim for non-payment or breach of contract, or cause a bankruptcy event.

While we believe that we will be able to adequately replace our suppliers or other partners if and when we recommence production, our inability to do so in a timely manner and on an cost-effective basis, could adversely affect our ability to again manufacture our products and, consequently, our ability to bring our products to market.

Our relationships with our distributors are not certain or are being terminated.

Although we have received purchase orders pursuant to some of our distribution agreements, we believe various factors have impacted those agreements and purchase orders. Furthermore, although we have commenced selling our products on a limited basis, we have temporarily curtailed the marketing and distribution of our commercial products. We were recently notified by one of our distributors that it has determined not to proceed with distributing our products. Furthermore, our remaining distributors may decide not to continue with our arrangements with them. Generally, we can give no assurance that any of our distributors or representatives will continue to cooperate with us on the terms and based on the pricing schedules we believe are appropriate. Any such failure to cooperate could adversely affect our ability to distribute our 24/7 Power Pack and emergency kit to the marketplace and, therefore, our business, prospects, results of operations and financial condition.

A commercially acceptable market for our fuel cell products may never develop or may take longer to develop than we anticipate.

Although we have developed our business plans assuming a consumer demand for our 24/7 Power Pack and future generations of our fuel cell products, as well as military demand, a commercially acceptable market may never develop for our fuel cell products or Cell Kinetic’s cell carrier products, or may develop more slowly than we anticipate. Our fuel cell products represent a new technology and market category, and we do not know with certainty to what extent, if any, end-users will want to purchase and use them. The development of a commercially acceptable market for our fuel cell products may be affected by many factors, some of which are out of our control, including:

•
the level to which the capabilities of our 24/7 Power Pack, and any other of our fuel cell products, have advanced in performance, shelf-life, stand-by time, time of use, size, weight, cost and other factors that determine consumer acceptance;

•	the emergence of newer, more competitive technologies and products;

•
improvements to existing technologies, including existing rechargeable battery technology or the chips used in the electronic devices that allow the batteries to operate more efficiently or allow the devices to run for longer periods of time;

•
the future cost of sodium or potassium borohydrides, alkalines, glycerol, or any other hydrogen-based fuels, the catalysts used in our fuel cell products which may require costly metals or other chemicals used for powering our fuel cell products and plastics and nickel used in the products;

•	regulations that affect or limit the use of the components in our fuel cells or our fuel cells in general or regulations regarding recycling;

•	consumer perceptions of the safety of our products; and

•	consumer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability or positive cash flows.

We may not meet our product development and commercialization milestones and time tables.

We establish milestones and time tables based upon our expectations regarding our technologies, plans and programs at that time, which we use to assess our progress toward developing and delivering into the market place commercially acceptable fuel cell products. These milestones relate to technology and design improvements as well as to dates for achieving production and marketing goals. If our products exhibit technical defects or are unable to meet cost or performance goals, including levels and stability of power output for our 24/7 Power Pack, useful life and reliability or if our production goals cannot be achieved in time or the costs exceed our expectations, our commercialization schedule could be delayed and third parties who are collaborating with us to manufacture or market our fuel cell products may decline to continue that collaboration. Furthermore, potential purchasers of our initial commercial products may lose interest or may opt to purchase alternative technologies.

We can give no assurance that our commercialization schedule – including production and sales time tables – will be met as we further develop, produce and sell our fuel cell products.

We may be unsuccessful in developing additional fuel cell products or future generations of our 24/7 Power Pack or any of our other technologies.

In tandem with the commercialization of our first products and subject to available funds, we are developing other fuel cell products as well as future generations of our 24/7 Power Pack, including a solid fuel, refuelable Power Pack product and specialized products for military use. Developing any technology into a marketable product that a consumer will desire to purchase is a risky, time consuming and expensive process. We may encounter setbacks or discrepancies requiring time consuming and costly redesigns and changes. There also is the possibility of outright failure. Furthermore, we contemplate moving forward with the development of certain of our fuel cell technologies only if we are able to find strategic investors or other joint venture partners or otherwise obtain additional financing. Additionally, we continue to seek to improve our 24/7 Power Pack and our fuel cell technologies in general, particularly in the areas of energy capacity, power density, operating time, shelf life, working life and flexibility of use, as well as the temperature conditions under which they can operate. We also seek to reduce the component costs and costs of the final product, and continue to seek to improve its power management system and each element of the power management system and to improve the efficiency of our manufacturing processes. We can give no assurance that we will be successful in improving our technologies or reducing costs. Generally, we can give no assurance as to when or whether we will successfully develop any of our other planned fuel cell products into commercially successful products.

We have limited experience manufacturing our products on a large scale commercial basis.

Prior to 2008, we manufactured a limited number of our fuel cell products on our semi-automated production line at our facility in Lod, Israel. In 2008, we shifted our manufacturing efforts to our fully automated production line located at the facilities of our contract manufacturer, Celestica Ireland Ltd., in Galway, Ireland. We can offer no assurance that either we, our contract manufacturer or any other party we have engaged to build a fully automated line production for volume-production of our products have developed production processes that are satisfactorily designed and sufficiently efficient to provide for automated, low-cost manufacturing capabilities and processes to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Furthermore, our manufacturing process is complicated and we rely on a number of subcontracts for the production of various subassemblies. Even if we or our contract manufacturer and our subcontractors are successful in developing such manufacturing capability and processes, we do not know whether we or they will be timely in meeting our product commercialization schedule or the product, production and delivery requirements of potential customers. A failure to develop such manufacturing processes and capabilities or to timely meet such requirements could cause us to lose customers and could have a material adverse effect on our business and financial results.

Customers will be unlikely to buy our fuel cell or CKChip™ products unless we can demonstrate that they can be produced for sale to customers and users at attractive prices.

 The price of our fuel cell products and CKChip products is dependent largely on material and other manufacturing costs. We are unable to offer any assurance that either we or a contract manufacturer will be able to reduce costs to a level which will allow production of a competitive product that the consumer finds attractive or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity. In any event, we can give no assurance that the pricing schedules for our products will be attractive to any of our distributors, representatives or customers.

We have developed an estimated pricing structure for our CKChip™ that we believe would be commercially acceptable. However, we can give no assurance that potential CKChip™ customers would respond affirmatively to our pricing structure.

We will be unable to market or sell our fuel cell or CKChip™ products if we are unsuccessful in entering into, amending and maintaining sales agreements, arrangements, alliances, joint ventures or licensing agreements with third parties.

Our ability to market, manufacture and sell our fuel cell technologies or CKChip™ products is wholly dependent on our entry into manufacturing, sales or distributing arrangements, sales agreements, strategic alliances, joint ventures or licensing agreements with third parties possessing such capabilities. Although to date we have been successful in entering into certain of such arrangements, we can give no assurance that in the future we will be successful in amending such arrangements to take into account new pricing schedules and products or other reasons, or in entering into additional arrangements, alliances, joint ventures or agreements or that the terms of which will be entirely beneficial to us or that existing agreements will result in substantial revenue. Failure to enter into, or amend the terms of, such arrangements with regard to our products could materially and adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition. Furthermore, even if we were successful in entering into such arrangements or amending the terms of any such arrangements, any failure to successfully support our products through advertising or marketing programs, whether due to the costs involved or otherwise, or generally any failure by potential end users to purchase our products, could cause those third parties to decline to extend their relationship with us or order additional products from us.

We depend on relationships with strategic partners, and many of the terms of these relationships are not certain.

We have entered into agreements with strategic partners for the distribution of our 24/7 Power Pack. The terms and conditions of many of these agreements allow for immediate termination, in part or in whole, by the partners in their discretion, or only provide for a commitment on the part of the partners upon the happening of certain milestone events. We can give no assurance that we will meet any of these milestones. Our inability to meet any of the aforementioned milestones, or the termination of any of these agreements by the strategic partner, could adversely affect our ability to distribute our 24/7 Power Pack to the marketplace and, therefore, our business, prospects, results of operations and financial condition. Furthermore, our agreement with Celestica to manage and operate our high volume production line and fuel production facility may be terminated by us, by Celestica, or by mutual agreement at the end of its current term in September 2009, or any consecutive one-year term, by providing the other party six-months prior notice.

We are evaluating whether to terminate the agreement with Celestica at the end of the current term. While we believe that we will be able to adequately replace Celestica to manage and operate our production, our inability to do so in a timely manner and on an cost-effective basis, could adversely affect our ability to manufacture our products and, consequently, our ability to bring our products to market.

Although we have received or expect to receive purchase orders pursuant to some of these distribution agreements, various factors, including that the market for our products continues to evolve, have impacted those agreements and purchase orders. Any new product we develop would likely require changes in or additions to the distribution agreements and purchase orders. Accordingly, we are now working with our existing distributors and representatives, with whom we are developing new pricing schedules for our products and introducing our new and existing products. We can give no assurance that any of our distributors or representatives will continue to cooperate with us on the roll-out of our products on the terms and based on the pricing schedules we believe are appropriate. Any such failure to cooperate could adversely affect our ability to distribute our 24/7 Power Pack and emergency kit to the marketplace and, therefore, our business, prospects, results of operations and financial condition.

We are and will continue to be dependent on third party suppliers and subcontractors for the supply of key materials and components for our products.

 We rely upon third party suppliers and subcontractors to provide requisite materials and components, including the power management system of our 24/7 Power Pack product. A supplier’s or subcontractor’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could negatively affect our ability to manufacture our fuel cell products on a timely basis or meet our cost targets or commercialization schedule. We or our contract manufacturers, manufacturing, strategic alliance or joint venture partners may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable fuel cells or significantly raise the cost of producing fuel cells or fuel cell products.

Platinum is a scarce natural resource and, to the extent it remains a component of the electrode, we will be dependent upon a sufficient supply of this commodity at a cost that allows us to meet our cost targets for any future fuel cell products. Any shortages in the supply of platinum could raise our cost of producing our fuel cell products beyond our targeted cost, thus lowering our profit margins or adversely affecting our ability to produce fuel cell products at prices consumers would be willing to pay.

Problems or delays in our collaboration efforts with third parties to develop or market our fuel cell products could hurt our reputation and the reputation of our products.

We have entered into agreements with third parties who have agreed to assist us in developing or marketing our fuel cell products, producing and supplying components of our fuel cell products or producing the manufacturing line for our fuel cell products. We are in discussions with other third parties and may enter into similar agreements with such other parties or others in the future, of which we can give no assurances of success. Some of these collaboration agreements contemplate that these third parties will work with our scientists and employees to test various aspects of, assist in developing components of, or market, our fuel cells or fuel cell products. Such tests or development efforts may encounter problems and delays for a number of reasons, including, without limitation, the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service any test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, collaborative efforts, by their nature, often create problems due to miscommunications and disparate expectations and priorities among the parties involved and may result in unexpected modifications and delays in developing or marketing our fuel cell technologies or impact the cost of making and delivering our fuel cell products. Any such problems or perceived problems with these collaborative efforts could hurt our reputation and the reputation of our products and technologies.

Product liability or defects could negatively impact our results of operations.

Any liability for damages resulting from malfunctions or design defects could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, a well publicized actual or perceived problem could adversely affect the market’s perception of our products, resulting in a decline in demand for our products and could divert the attention of our management, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business depends on our intellectual property. We may not be successful in protecting our intellectual property, which could hinder our growth and success.

We regard our patents, trade secrets, copyrights and other intellectual property rights as essential to our growth and success. We rely upon a combination of patent, copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with employees and with third parties to establish and protect our proprietary rights. We own, directly or indirectly through subsidiaries, patents for certain technologies and are currently applying for additional patents. We can offer no assurance that we will succeed in receiving patent and other proprietary protection in all markets we enter, or, if successful, that such protection will be sufficient. If we successfully develop and market our fuel cells or any of our other technologies, we expect to face efforts by larger companies and other organizations or authorities to undermine our patents by challenging or copying our intellectual property. Moreover, intellectual property rights are not protected in certain parts of the world. We intend to vigorously defend our material intellectual property against any challenges that may arise. However, any infringement action initiated by us may be very costly and require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to our operations.

Claims by third parties that our technology infringes upon their patents may, if successful, prevent us from further developing or selling our technologies.

Although we do not believe our business activities infringe upon the rights of others, nor are we aware of any pending or contemplated actions to such effect, we can give no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.

We currently face and will continue to face significant competition.

We expect our portable energy sources to compete against other portable fuel cell developers as well as against other advanced battery technologies. Our primary competitors are:

•
Battery manufacturers who utilize existing battery technologies (both rechargeable and non-rechargeable). Existing battery technologies have the significant advantages of having commercially available products today and are familiar to most consumers, and are backed by companies who are continuously investing in marketing and further research and development.

•
Companies developing small fuel cells or other alternative power sources for the portable electronics market. We compete with companies such as Mechanical Technology Inc., Poly Fuel, Inc., Angstrom Power, Tekion Inc., Lilliputian Systems, Inc., Neah Power Systems, Inc, iGo, and others. We believe other large cell phone and portable electronic device companies are also developing fuel cells for the portable electronics market.

•
Companies competing in the emergency kit market, which can provide portable light sources such as flashlights, emergency warnings lights, etc. In the emergency kit end market we compete with companies that offer flashlights, portable lighting and electronics solutions to consumers that value emergency preparedness. The emergency kit market has different products which package radios, flashlights and cell phone chargers that can be powered through solar, self-powered and hand-crank mechanisms.

We expect competition to intensify greatly as the need for new energy alternatives becomes more apparent and continues to increase. Many of our competitors are well established and have substantially greater managerial, technical, financial, marketing and product development resources. We cannot give any assurance that current and future competitors will not be more successful in the markets in which we compete, or that we will be successful in such a competitive environment.

Our business depends on key members of our management. If we were to lose our senior technical talent or members of senior management, our business could be adversely affected.

The success of our fuel cell program depends to a significant extent upon Gennadi Finkelshtain, our Chief Technical Officer, and other scientists, engineers and technicians on our staff. Our success further depends on our highly skilled and experienced management, including Jose Mejia, our President and Chief Executive Officer, as well as certain other officers and employees that develop and market our products and technologies. The loss of the services of Mr. Finkelshtain, or certain of our other technical talent, or of Mr. Mejia could have a material adverse effect on our ability to develop our fuel cell products into successful commercial products or any of our other technologies into commercial products. We possess key-person life insurance of $3,000,000 on Mr. Finkelshtain. Although to date we have been successful in recruiting executive, managerial and technical personnel, and with limited exceptions we have been able to retain key personnel, we may not be able to continue to attract and retain the qualified personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

We do not believe that the transition from our former management team to our recently appointed management team has caused any material adverse effect on our business.

During the year ended December 31, 2008 and the three months ended March 31, 2009, we have recorded significant impairment charges related to the goodwill and property, plant and equipment that we carry on our balance sheet, which has significantly increased our losses for the year.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is subject to at least an annual assessment for impairment. In general, a write down is required if the carrying value exceeds the fair value of the reporting unit. Upon completion of such assessment for the year ended December 31, 2008, we determined that the entire goodwill balance of $55,993,000 allocated to our fuel cell reporting unit is impaired, and, accordingly, recorded a charge in the amount of $55,993,000, which is included within impairment charges on goodwill and property and equipment in the statement of operations, for the year ended December 31, 2008.

In accordance with SFAS No. 144, “Accounting for Impairment and Disposal of Long-Lived Assets, in the event that any one or combination of factors indicate that there is an impairment of an entity’s long-lived assets, such long lived assets are to be reviewed to determined if their carrying value exceed their fair value. For the year ended December 31, 2008, we reviewed our long-lived assets for impairment and determined that the carrying value of our fuel cell property and equipment exceeded its fair value by approximately $30,508,000 and, accordingly, we recorded a charge in such amount to impairment charges on goodwill and property and equipment in the statement of operations, for the year ended December 31, 2008. During the three months ended March 31, 2009, we fully impaired the net book value, and recorded an impairment charge, in the approximate amount of $2,224,000 on certain production equipment.  Such impairment charge was recorded in connection with our agreement to pay cash and transfer title to equipment to a supplier that it had sold to us, in settlement of outstanding invoices and commitments.

Furthermore, we can give no assurance that we will not be required to record additional impairment charges on our assets in the future, especially considering the stage of commercialization of our products and current economic and market conditions.

We may be affected by environmental and other governmental regulations.

Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not be in compliance with any such future changes in laws and regulations, which could require us to make significant unanticipated capital and operating expenditures. If we fail to comply with any such changes, we may be subject to fines and penalties or we may have existing permits revoked or not subject to renewal. Furthermore, private parties in such circumstances could seek damages from us. Under any of those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action or pay substantial damage claims.

As we begin to commercialize our 24/7 Power Pack, we and our suppliers expect to be subject to an increasing number of environmental regulations in Israel, Ireland and other jurisdictions where we develop, produce and assemble our products. Some of these regulations may require us and/or our suppliers to apply for and obtain permits prior to any such development, production or assembly, of which we can give no assurance we or they can obtain at minimal cost or at all. In addition, it is possible that industry specific laws and regulations will be adopted in any of these or other jurisdictions covering matters relating to our fuel cell products or our other products. Such laws or regulations could limit the growth of our products or increase our commercialization, manufacturing or distribution costs and, therefore, the price of our products so affected. Accordingly, compliance with existing or future laws and regulations as we begin our commercialization efforts could have a material adverse effect on our business, prospects, results of operations and financial condition.

We could be liable for damages resulting from the storage and use of large quantities of chemicals during the manufacturing process of our fuel cell products.

 The storage and use of large quantities of chemicals used as components of our fuel cells could expose us to the risk that such chemicals may escape into the environment, resulting in damage to natural resources or property, or injury or loss of life. Depending on the nature of the claim, our current insurance policies may not adequately, if at all, reimburse us for costs incurred to litigate or settle any such claims.

Our results of operations and capital costs have been and may continue to be negatively affected by potential fluctuations in foreign currency exchange rates.

A portion of our costs and expenses are denominated in foreign currencies. The principal foreign currencies applicable to our business are the New Israeli Shekel, the Euro and the Swiss Franc. As a result, we have exposure to foreign currency exchange fluctuations. Recently, the U.S. dollar has been volatile and has declined in relation to these foreign currencies, when compared to historical levels. Foreign currency fluctuations, including a weaker U.S. dollar, have adversely affected our costs, including the costs of the raw materials that make up our fuel cells, and have caused us to reevaluate our pricing structure and seek to increase the prices for our products to maintain projected profitability. Any such increase could negatively impact our sales to distributors or potential customers. Conversely, maintaining our current pricing structure could significantly harm our cash flow and results of operations, as well as our ability to achieve and maintain profitability as we continue to grow our business.

We are likely to continue to incur costs related to depreciation, production and facility capacity, including costs related to excess production capacity.

During the year ended December 31, 2008, we incurred costs aggregating approximately $28,223,000 with respect to depreciation, production and facility costs, including costs related to capacity in excess of that which we have utilized and materials and components. Unless and until such time as we are able to more fully and efficiently utilize our production facilities through the production and sale of our fuel cell products, we will continue to incur such charges.

Risks associated with conducting operations in Israel could materially adversely affect our ability to complete the development of our fuel cell technology or our cell carrier technology.

Our research and development facilities, certain manufacturing and semi-automated assembly facility for our 24/7 Power Pack, as well as some of our executive offices and back-office functions, are located in the State of Israel and we have key personnel and their families residing in Israel. We are, therefore, directly affected by the political, economic and military conditions in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and any other country, whether due to the Israeli-Palestinian conflict, conflicts with Iran, or America’s war against terrorism, among others, could have a material adverse effect on our ability to complete the development of any of our fuel cell products, our technologies or our ability to supply our technology to contract manufacturers, development partners, customers or vendors. Furthermore, any interruption or curtailment of trade between Israel and any other country in which we have strategic relationships could similarly adversely affect such relationships. In addition, currently all adult permanent residents of Israel under the age of 45 to 50, depending on military rank, unless exempt, are obligated to perform up to an average of 18-28 days, depending on the military rank, of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Some of our employees are currently obligated to perform annual reserve duty. We are unable to assess what impact, if any, these factors may have upon our future operations.

In addition, historically, Israel has suffered from high inflation and the devaluation of its currency, the New Israeli Shekel, or NIS, compared to the U.S. dollar. Future inflation or further devaluations of the NIS may have a negative impact on our NIS-based obligations over time upon substantial price increases caused by inflation. Similarly, a further weakening of the U.S. dollar as against the NIS could continue to raise certain of our costs of operating in Israel.

It may be difficult to serve process on or enforce a judgment against our Israeli officers and directors, making it difficult to bring a successful lawsuit against us, or our officers and directors, individually or in the aggregate.

Service of process upon our directors and officers, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us may not be collectible within the United States to the extent our assets are located outside the United States. This could limit the ability of our stockholders to sue us based upon an alleged breach of duty or other cause of action. We have been informed by our Israeli legal counsel that it may be difficult to assert U.S. Securities law claims in original actions instituted in Israel. However, subject to limitation, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters, obtained after a trial before a court of competent jurisdiction, according to the rules of private international law currently prevailing in Israel, which enforce similar Israeli judgments, provided that:

•	due service of process has been effected and the defendant was given a reasonable opportunity to defend;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;

•	such judgments were not obtained by fraud and do not conflict with any other valid judgments in the same manner between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into United States dollars and transferred out of Israel. The judgment debtor may also pay in dollars. Judgment creditors must bear the risk of unfavorable exchange rates.

The declining value of stocks, bonds and other investments during the current world economic downturn could require us to write-down the value of our severance pay fund, which could have a material adverse effect on our results of operations.

Under Israeli law, we must provide severance for all our employees in Israel. We fund the severance through monthly deposits in externally managed funds, invested mostly in conservative investments such as government and corporate bonds. In the current capital markets downturn, the value of these assets has declined, and they may lose additional value in the future. These funds are recorded at fair value on our balance sheet. The magnitude of the future potential loss is unpredictable, as it is based on the market value of investments at a future date. If the value of the investments falls, we would be required to write down the value of the severance pay fund asset on our balance sheet. Such a write-down could result in a significant expense on our income statement, materially adversely affecting our results of operations.

We do not expect to pay dividends to holders of our common stock and recently have not declared dividends on our preferred stock.

We have not paid any dividends on our common stock to date and do not anticipate declaring any dividends on our common stock in the foreseeable future. We are required under the certificate of designation relating to our Series A Preferred Stock to accumulate dividends to holders of our Series A Preferred Stock at a rate initially equivalent to $725 per share annually. We did not declare the dividend on our Series A Preferred Stock for the first and second quarters of 2009 and do not expect to declare the dividend on our Series A Preferred Stock for the third quarter of 2009. No dividends may be paid upon our common stock unless all accumulated and unpaid dividends have been paid on the Series A Preferred Stock. Our board presently intends to retain all earnings, if any, for use in our business operations.

The issuance of our common stock upon a fundamental change of our Series A Preferred Stock would have a dilutive effect on the then holders of our common stock.

Upon the occurrence of a fundamental change (as defined in the certificate of designation of our Series A Preferred Stock) holders of our Series A Preferred Stock will have the right to require us to purchase all of their respective shares of our Series A Preferred Stock. We will have the option to pay for those shares either in cash or in our common stock valued at a discount of 5% from the market price of our common stock. The issuance of our common stock at a discount to the market price of our common stock would have a dilutive effect on the then holders of our common stock.

The right of holders to cause us to repurchase shares of our Series A Preferred Stock upon a fundamental change may be subject to our obligation to repay or repurchase any future indebtedness, such as credit facilities or debt securities.

Future sales of substantial amounts of our common stock could affect the market price of our common stock.

 Future sales of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, into the public market, including shares of common stock issued upon exercise of options or warrants or conversion of the Series A Preferred Stock, or perceptions that those sales and/or conversions could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future. At the present time, we expect that we will require substantial amounts of outside funding to finance our operations.

We may be delisted from trading on The Nasdaq Global Market.

On April 2, 2009, we received a letter from the Nasdaq Stock Market informing us that based on our stockholders’ deficit, we did not comply with the minimum $10 million stockholders’ equity requirement for continued listing on the Nasdaq Global Market. In addition, we did not meet the $2.5 million stockholders’ equity requirement for listing on the Nasdaq Capital Market. On April 17, 2009 and May 13, 2009, we responded to Nasdaq with certain actions that may allow us to achieve the $2.5 million shareholders’ equity retirements for inclusion on the Nasdaq Capital Market. On June 17, 2009, we received a letter from Nasdaq informing us that Nasdaq has determined to grant us an extension to regain compliance with its listing requirements. Under the terms of the extension, we have until July 16, 2009 to achieve compliance with its listing requirements and we must provide evidence of such compliance to the Securities and Exchange Commission and Nasdaq prior to filing our Quarterly Report on Form 10-Q for the quarter ending September 30, 2009. If we fail to satisfy either of the foregoing obligations, we may be subject to delisting from Nasdaq. The delisting of our common stock from Nasdaq could further adversely effect the liquidity and trading of our common stock, which would result in our stock price to continue to decline.

Our issuance of additional common stock or preferred stock may cause our common stock price to decline, which may negatively impact your investment.

 Issuances of a substantial number of additional shares of our common or preferred stock, or the perception that such issuances could occur, may cause prevailing market prices for our common stock to decline. In addition, our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock or our Series A and Series B Preferred Stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

Our stock price has been and could remain volatile and has recently declined substantially.

The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume limitations in response to market and other factors. As the price of our common stock on The Nasdaq Global Market constantly changes, it is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market, or the perception that such sales could occur, could affect the price of shares of our common stock.

Our investment in Cell Kinetics, our majority owned indirect subsidiary, has a number of risks associated with it.

 Our investment in Cell Kinetics, our majority owned indirect subsidiary, has a number of risks associated with it, including, among others, the following:

•	a history of operating losses, with no assurance of future revenues or operating profits;

•	very limited manufacturing, marketing, distribution and sales capabilities;

•	competition from both public and private companies and academic collaborators, many of which have significantly greater experience and financial resources;

•	acceptance by the life sciences research and diagnostic communities is not assured;

•	commercial development of its CKChip™ technology and proposed product lines is not assured;

•	an inability to manufacture, market or sell its proposed products if it is unsuccessful in entering into strategic alliances or joint ventures with third parties; and

•	reliance on the activities of non-employee consultants and research institutions, whose activities are not wholly within its control, may lead to delays in development of its proposed products.

Further, Cell Kinetics’ efforts to source, vet and invest in early stage Israeli-based medical device companies give rise to additional risks including, among others:

•	insufficient cash resources to fund its partner companies or to acquire interests in more than a limited number of partner companies;

•	management may fail to identify early stage medical device companies in which to acquire interests or to complete these acquisition transactions;

•	limited experience in actively managing, operating or promoting medical device companies;

•	partner companies could make business decisions that are not in its best interests or that it does not agree with, which could impair the value of its partner company interests; and

•	its business strategy may not be successful if valuations in the market sectors in which its partner companies participate decline.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has traded on The Nasdaq Global Market (formerly known as the Nasdaq National Market) under the symbol “MDTL” since October 3, 2000. The closing high and low sales prices of our common stock, as reported by The Nasdaq Global Market, for the quarters indicated are as follows:

	High	Low
2007:
First Quarter	$18.52	$12.89
Second Quarter	20.32	11.80
Third Quarter	14.97	9.60
Fourth Quarter	15.96	11.58
2008:
First Quarter	$15.15	$8.73
Second Quarter	10.29	2.72
Third Quarter	3.69	1.80
Fourth Quarter	1.84	0.29
2009:
First Quarter	$0.92	$0.40
Second Quarter	0.78	0.25

As of July 2, 2009, there were approximately 356 stockholders of record of our common stock. Such number does not include beneficial owners holding shares through nominee names.

We have never declared or paid any dividends on our common stock. Dividends on our 7.25% Series A Cumulative Convertible Perpetual Preferred Stock are payable when, as and if declared by our board of directors, out of legally available funds. The annual cash dividend on each share of our Series A Preferred Stock is $725 and is payable quarterly, in arrears, commencing on February 15, 2007. On February 10, 2009, as part of our capital management initiatives and to preserve capital, our Board of Directors did not declare the quarterly dividend on our Preferred Stock for the quarterly dividend period ended February 15, 2009 and the quarterly period ended May 15, 2009. Dividends on the Series A Preferred Stock are cumulative, and holders of the shares of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board, dividends at an increased rate per annum as described in our Certificate of Designation relating to the Series A Preferred Stock for each subsequent quarterly dividend period until we have paid or provided for the payment of all dividends on the Series A Preferred Stock for all dividend periods up to an including the dividend payment date on which the accumulated and unpaid dividends are paid in full. As of June 30, 2009, there were 5,750 shares of Series A Preferred Stock outstanding. Other than any future payment of dividends on our Series A Preferred Stock, we currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy, including declaring dividends on our Series A Preferred Stock, will be determined by our board of directors and will depend on various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, the terms of our Series A Preferred Stock restrict our ability to pay dividends on our common stock if there are any accumulated and unpaid dividends on our Series A Preferred Stock, which is currently the situation as described above.

SELLING STOCKHOLDER

This prospectus relates to our registration, for the account of the selling stockholder indicated below, of an aggregate of 7,780,603 shares of our common stock, which shares are issuable upon exercise of an outstanding common stock purchase warrant. We are registering these shares as required by the terms of a Preferred Stock Purchase Agreement between an affiliate of the selling stockholder and us. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholder’s shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholder against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act of 1933.

The following table sets forth the name of the selling stockholder and the number of shares of common stock being offered for resale by such selling stockholder pursuant to this prospectus. The last column of this table assumes the sale of all of such shares of common stock. The registration of the offered shares does not mean that the selling stockholder will offer or sell any of these shares. Except as set forth in the notes to this table, there is not nor has there been a material relationship between us and the selling stockholder within the past three years.

Name of Selling Stockholder	Number of Shares Beneficially Owned (1)	Common Stock Offered by Selling Stockholder	Shares Beneficially Owned After Offering
			Number	Percent (2)
Ovation Alpha Capital, Ltd.	534,797 (3)	7,780,603 (4)	534,797	0.9%
__________

(1)
The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of Securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power”, which includes the power to dispose of or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of July 7, 2009. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person maybe deemed to be a beneficial owner of securities as to which such person has no economic interest.

(2)	As of the close of business on July 2, 2009, there were 46,349,555 shares of our common stock outstanding.

(3)	Does not reflect 7,780,603 shares issuable upon exercise of an outstanding warrant to purchase our common stock, which will become exercisable upon effectiveness of this Registration Statement.

(4)	Reflects shares issuable upon exercise of an outstanding warrant to purchase our common stock, subject to increase for anti-dilution adjustments as provided in the warrant.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholder, as well as on behalf of its donees, pledgees, transferees or other successors-in-interest, if any, who may sell shares received as gifts, pledges, partnership distributions or other non-sale related transfers. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholder.

Sales of the shares may be effected by the selling stockholder from time to time in one or more types of transactions (which may include block transactions) on any securities exchange, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, short sales versus the box, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholder.

The selling stockholder may effect such transactions by selling the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate.

The selling stockholder and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

If the selling stockholder is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales in the market.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such Rule.

Sales of any shares of common stock by the selling stockholder may depress the price of the common stock in any market that may develop for the common stock.

If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act of 1933.

We will not receive any of the proceeds received by the selling stockholder in connection with any of its sales of our common stock. However, we will receive proceeds of up to $3,267,853 if the warrant relating to the common stock being offered by the selling stockholder is fully exercised. We intend to use such proceeds, if any, for working capital and general corporate purposes.

DESCRIPTION OF OUR SECURITIES

Our authorized capital stock consists of 75,500,000 shares of common stock, par value $.01 per share, of which 46,349,555 shares were issued and outstanding on July 1, 2009, and 10,000 shares of preferred stock, par value $.01 per share, issuable in one or more series designated by our board of directors, of which 5,750 shares of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock and 242 shares of Series B Preferred Stock were issued and outstanding on July 1, 2009. In addition, as of July 1, 2009, there were outstanding options to purchase 1,302,625 shares of common stock and warrants to purchase 11,305,897 shares of common stock.

The following summary describes the material terms of our common stock. The description of common stock is qualified by reference to our restated certificate of incorporation, as amended, our restated by-laws, the certificate of designation for our Series A Preferred Stock and the certificate of designation for our Series B Preferred Stock, which are incorporated by reference as exhibits into the registration statement of which this prospectus is a part.

Common Stock

Voting Rights

The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of our common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends

Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any of our preferred stock then outstanding. Dividends consisting of shares of our common stock may be paid to holders of shares of common stock.

Other Rights

In the event of our liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any of our preferred stock then outstanding, the holders of shares of our common stock are entitled to share ratably in all assets available for distribution. Holders of shares of our common stock have no preemptive rights or rights to convert their shares of our common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

•	As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our restated certificate of incorporation provides for the indemnification of our directors and officers, and, to the extent authorized by our board in its sole and absolute discretion, employees and agents, to the full extent authorized by, and subject to the conditions set forth in the Delaware law.

Delaware Anti-Takeover Law

We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Sonnenschein Nath & Rosenthal LLP, New York, New York.

EXPERTS

The consolidated financial statements of Medis Technologies Ltd. appearing in Medis Technologies Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Medis Technologies Ltd.’s internal control over financial reporting as of December 31, 2008 have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their reports thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note A to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such periodic reports, proxy statements and other information are available for inspection without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these filings may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Our SEC File Number is 0-30391. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•	our Current Report on Form 8-K, dated January 7, 2009, filed with the SEC on January 7, 2009;

•	our Current Report on Form 8-K, dated January 9, 2009, filed with the SEC on January 12, 2009;

•	our Current Report on Form 8-K, dated January 9, 2009, filed with the SEC on January 15, 2009;

•	our Current Report on Form 8-K, dated February 10, 2009, filed with the SEC on February 17, 2009;

•	our Current Report on Form 8-K, dated March 3, 2009, filed with the SEC on March 9, 2009;

•	our Current Report on Form 8-K, dated March 10, 2009, filed with the SEC on March 13, 2009;

•	Item 5.02 in our Current Report on Form 8-K, dated March 25, 2009, filed with the SEC on March 31, 2009;

•	our Current Report on Form 8-K, dated March 27, 2009, filed with the SEC on April 2, 2009;

•	our Current Report on Form 8-K, dated March 30, 2009, filed with the SEC on April 2, 2009;

•	our Current Report on Form 8-K, dated April 2, 2009, filed with the SEC on April 8, 2009;

•	our Current Report on Form 8-K, dated April 10, 2009, filed with the SEC on April 16, 2009;

•	our Current Report on Form 8-K, dated April 23, 2009, filed with the SEC on May 18, 2009;

•	our Current Report on Form 8-K, dated May 17, 2009, filed with the SEC on May 21, 2009;

•	our Current Report on Form 8-K, dated June 8, 2009, filed with the SEC on June 9, 2009;

•	our Current Report on Form 8-K, dated June 16, 2009, filed with the SEC on June 22, 2009;

•	our Current Report on Form 8-K, dated June 19, 2009, filed with the SEC on June 26, 2009;

•	our Current Report on Form 8-K, dated June 30, 2009, filed with the SEC on July 7, 2009; and

•	the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: Medis Technologies Ltd., 805 Third Avenue, New York, New York 10022; (212) 935-8484.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities registered under this registration statement, other than any underwriting discounts and commissions, all of which shall be borne by the Registrant. All of such fees and expenses, except for the SEC registration fee, are estimated. The actual amounts of such fees and expenses will be determined from time to time.

SEC Registration Fee	$
Legal Fees and Expenses
Accounting Fees and Expenses
Printing Expenses
Miscellaneous Expenses
Total	$

____________________
*	Estimated

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

The Registrant’s by-laws provide for indemnification by the Registrant of any of its directors or officers, or, at the request of the Registrant, any other person who is or was serving as a director or officer of, or in any other capacity for, any other enterprise, to the fullest extent permitted by law. The by-laws also provide that the Registrant shall advance expenses to a director or officer and, if reimbursement of such expenses is demanded in advance of the final disposition of the matter with respect to which such demand is being made, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Registrant. To the extent authorized from time to time by the board of directors of the Registrant, the Registrant may provide to any one or more employees of the Registrant, one or more officers, employees and other agents of any subsidiary or one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys’ fees, that are similar to the rights conferred in the by-laws of the Registrant on directors and officers of the Registrant or any subsidiary or other enterprise. The by-laws do not limit the power of the Registrant or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the by-laws.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

Item 15.	Recent Sales of Unregistered Securities

(1) Compensatory Options and Warrants

During the three years ended July 7, 2009, the Registrant issued compensatory options and warrants to purchase 2,385,500 shares of its common stock, at exercise prices ranging from $2.38 to $20.98 per share to various employees and directors pursuant to its various employee benefit plans. The granting of such stock options to the Registrant’s employees and directors was not registered under the Securities Act of 1933 (the “Securities Act”) because the stock options were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2).

(2) Other Privately Issued Securities

During the three years ended July 7, 2009, the following securities were not registered under the Securities Act:

•
On July 1, 2009, the Registrant issued 242 shares of Series B Preferred Stock and warrants to purchase 7,780,603 shares of common stock for an aggregate consideration of $2,420,632. The warrants are exercisable at $0.42 per share on the earlier of (i) the date on which a registration statement registering for resale the shares of common stock issuable upon exercise of such warrant becomes effective and (ii) the date that is six months after the issuance date of such warrant. The Registrant paid the investor a one-time commitment fee of $250,000.

•
In November and December 2006, the Registrant issued 5,750 shares of its 7.25% Series A Cumulative Convertible Perpetual Preferred Stock for aggregate gross proceeds of $57,500,000, less issuance costs aggregating approximately $3,910,000.  Each share of Series A Preferred Stock is convertible at the holder’s option at any time into 347.2222 shares of the Registrant’s common stock (which is equivalent to an initial conversion price of $28.80 per share).  On or after November 20, 2009, if the closing price of the Registrant’s common stock exceeds 150% of the conversion price for 20 trading days during any consecutive 30 trading day period, the Registrant may cause the conversion of the Series A Preferred Stock into common stock at the prevailing conversion rate.

These securities were not registered under the Securities Act because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D promulgated thereunder.

Item 16.	Exhibits

The following is a list of exhibits filed herewith as part of the registration statement:

Exhibit Number	Exhibit Description
3.1	Restated Certificate of Incorporation of Medis Technologies Ltd. (1)
3.2	Restated By-Laws of Medis Technologies Ltd., as amended (2)
4.1	Form of certificate evidencing shares of common stock (2)
4.2	Form of certificate evidencing shares of Series B Preferred Stock +
4.3	Certificate of Designation of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock (3)
4.4	Certificate of Designation of Series B Preferred Stock +
5.1	Opinion of Sonnenschein Nath & Rosenthal LLP +

Exhibit Number	Exhibit Description
10.1	Medis Technologies Ltd.’s 1999 Stock Option Plan, as amended (4)
10.2	Medis Technologies Ltd.’s 2007 Equity Incentive Plan (5)
10.3	Consulting Agreement dated December 15, 2008 between Israel Fisher and Medis Technologies Ltd. (15)
10.4	Letter Agreement dated June 1, 1993 between Medis El Ltd. and The Industrial Research and Development Institute of the Chief Scientist’s Office of the State of Israel (6)
10.5	Agreement dated October 17, 1991 between Bar-Ilan University and Israel Aircraft Industries Ltd. (6)
10.6	Amendment of License dated August 8, 1992 between Bar-Ilan University and Israel Aircraft Industries Ltd. and Medis El (6)
10.7
Assignment of License Agreement between Israel Aircraft Industries between Israel Aircraft Industries Ltd. and Bar-Ilan University dated August 13, 1992 between Israel Aircraft Industries Ltd. and Medis Israel Ltd. (6)

10.8	Letter Agreement dated July 18, 1996 between Medis El Ltd. and Bar-Ilan University (6)
10.9	Consulting Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Robert K. Lifton (7)
10.10	Consulting Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Howard Weingrow (7)
10.11	Severance Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Robert K. Lifton (7)
10.12	Severance Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Howard Weingrow (7)
10.13	Summary of Material Lease Terms to Lod, Israel Facility (8)
10.14*	Capital Equipment Purchase Agreement, dated as of September 15, 2005, between Medis Technologies Ltd. and Ismeca Europe Automation S.A. (9)
10.15*	Agreement for Manufacture, dated as of September 27, 2005, between More Energy Ltd. and Celestica Ireland Limited and guaranty by Medis Technologies Ltd. (9)
10.16	Registration Rights Agreement, dated November 15, 2006, by and between the Registrant and Citigroup Global Markets Inc. (10)
10.17	Securities Purchase Agreement, dated February 13, 2009 between Medis Technologies Ltd. and Ascendiant Capital Group, LLC (11)
10.18	Employment Agreement, dated September 19, 2008, by and between Jose Mejia and Medis Technologies Ltd. (12)
10.19	Warrant Agreement, dated September 19, 2008, by and between Jose Mejia and Medis Technologies Ltd. (12)
10.20*	Distribution Agreement, dated as of August 10, 2004, between ASE International Inc. and Medis Technologies Ltd. (13)
10.21	Form of stock option agreement (employee) (14)
10.22	Form of stock option agreement (non-employee) (14)
10.23	Form of restricted stock agreement (employee) (14)
10.24	Form of restricted stock agreement (non-employee) (14)
10.25	Warrant to Purchase Common Stock, dated July 1, 2009, issued to Ovation Alpha Capital, Ltd. +
21.1	Subsidiaries of the Registrant (15)
23.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
23.2	Consent of Sonnenschein Nath & Rosenthal LLP (contained in their opinion included under Exhibit 5.1) +

_________________________
+	To be filed by amendment to this registration statement

*	Portions of this document have been omitted and submitted separately with the Securities and Exchange Commission pursuant to a request for “Confidential Treatment.”

(1)	Filed as an exhibit to the Quarterly Report on Form 10-Q dated June 30, 2006 of Medis Technologies Ltd. and incorporated herein by reference.

(2)	Filed as an exhibit to the Current Report on Form 8-K dated December 18, 2007 of Medis Technologies Ltd. and incorporated herein by reference.

(3)	Filed as an exhibit to the Current Report on Form 8-K dated November 9, 2006 of Medis Technologies Ltd. and incorporated herein by reference.

(4)	Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 of Medis Technologies Ltd. and incorporated herein by reference.

(5)	Filed as Annex B to the Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders of Medis Technologies Ltd. and incorporated herein by reference.

(6)	Filed as an exhibit to the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd. and incorporated herein by reference.

(7)	Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008 of Medis Technologies Ltd. and incorporated herein by reference.

(8)	Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2004 of Medis Technologies Ltd. and incorporated herein by reference.

(9)	Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 of Medis Technologies Ltd. and incorporated herein by reference.

(10)	Filed as an exhibit to the Registration Statement on Form S-3 (File No. 333-140508) of Medis Technologies Ltd. and incorporated herein by reference.

(11)	Filed as an exhibit to the Current Report on Form 8-K dated February 10, 2009 of Medis Technologies Ltd. and incorporated herein by reference.

(12)	Filed as an exhibit to the Current Report on Form 8-K dated September 25, 2008 of Medis Technologies Ltd. and incorporated herein by reference.

(13)	Filed as an exhibit to the Current Report on Form 8-K dated August 10, 2004 of Medis Technologies Ltd. and incorporated herein by reference.

(14)	Filed as an exhibit to the Quarterly Report on Form 10-Q dated June 30, 2007 of Medis Technologies Ltd. and incorporated herein by reference.

(15)	Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2006 of Medis Technologies Ltd. and incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)           That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement;

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4)           That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant as described in Item 14 of this Part II to the registration statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned in New York, New York, on the 6th day of July, 2009.

MEDIS TECHNOLOGIES LTD.

By:	/s/ Jose Mejia
Jose Mejia
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jose Mejia and Stephen Crea, and each or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to approve, sign and file with the U.S. Securities and Exchange Commission and any other appropriate authorities the original of any and all amendments (including post-effective amendments) to this Registration Statement and any other documents in connection therewith, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

_______________

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jose Mejia	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 6, 2009
Jose Mejia

/s/ Stephen Crea	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 6, 2009
Stephen Crea

/s/ Zeev Nahmoni	Director	July 7, 2009
Zeev Nahmoni

/s/ Mitchell H. Freeman	Director	July 6, 2009
Mitchell H. Freeman

/s/ Steve M. Barnett	Director	July 6, 2009
Steve M. Barnett

/s/ Daniel A. Luchansky	Director	July 6, 2009
Daniel A. Luchansky

/s/ Andrew A. Levy	Director	July 6, 2009
Andrew A. Levy

/s/ Barry Newman	Director	July 6, 2009
Barry Newman

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Restated Certificate of Incorporation of Medis Technologies Ltd. (1)
3.2	Restated By-Laws of Medis Technologies Ltd., as amended (2)
4.1	Form of certificate evidencing shares of common stock (2)
4.2	Form of certificate evidencing shares of Series B Preferred Stock +
4.3	Certificate of Designation of 7.25% Series A Cumulative Convertible Perpetual Preferred Stock (3)
4.4	Certificate of Designation of Series B Preferred Stock +
5.1	Opinion of Sonnenschein Nath & Rosenthal LLP +
10.1	Medis Technologies Ltd.’s 1999 Stock Option Plan, as amended (4)
10.2	Medis Technologies Ltd.’s 2007 Equity Incentive Plan (5)
10.3	Consulting Agreement dated December 15, 2008 between Israel Fisher and Medis Technologies Ltd. (15)
10.4	Letter Agreement dated June 1, 1993 between Medis El Ltd. and The Industrial Research and Development Institute of the Chief Scientist’s Office of the State of Israel (6)
10.5	Agreement dated October 17, 1991 between Bar-Ilan University and Israel Aircraft Industries Ltd. (6)
10.6	Amendment of License dated August 8, 1992 between Bar-Ilan University and Israel Aircraft Industries Ltd. and Medis El (6)
10.7
Assignment of License Agreement between Israel Aircraft Industries between Israel Aircraft Industries Ltd. and Bar-Ilan University dated August 13, 1992 between Israel Aircraft Industries Ltd. and Medis Israel Ltd. (6)

10.8	Letter Agreement dated July 18, 1996 between Medis El Ltd. and Bar-Ilan University (6)
10.9	Consulting Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Robert K. Lifton (7)
10.10	Consulting Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Howard Weingrow (7)
10.11	Severance Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Robert K. Lifton (7)
10.12	Severance Agreement dated as of February 16, 2009 between Medis Technologies Ltd. and Howard Weingrow (7)
10.13	Summary of Material Lease Terms to Lod, Israel Facility (8)
10.14*	Capital Equipment Purchase Agreement, dated as of September 15, 2005, between Medis Technologies Ltd. and Ismeca Europe Automation S.A. (9)
10.15*	Agreement for Manufacture, dated as of September 27, 2005, between More Energy Ltd. and Celestica Ireland Limited and guaranty by Medis Technologies Ltd. (9)
10.16	Registration Rights Agreement, dated November 15, 2006, by and between the Registrant and Citigroup Global Markets Inc. (10)
10.17	Securities Purchase Agreement, dated February 13, 2009 between Medis Technologies Ltd. and Ascendiant Capital Group, LLC (11)
10.18	Employment Agreement, dated September 19, 2008, by and between Jose Mejia and Medis Technologies Ltd. (12)
10.19	Warrant Agreement, dated September 19, 2008, by and between Jose Mejia and Medis Technologies Ltd. (12)
10.20*	Distribution Agreement, dated as of August 10, 2004, between ASE International Inc. and Medis Technologies Ltd. (13)

EI-1

10.21	Form of stock option agreement (employee) (14)
10.22	Form of stock option agreement (non-employee) (14)
10.23	Form of restricted stock agreement (employee) (14)
10.24	Form of restricted stock agreement (non-employee) (14)
10.25	Warrant to Purchase Common Stock, dated July 1, 2009, issued to Ovation Alpha Capital, Ltd. +
21.1	Subsidiaries of the Registrant (15)
23.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
23.2	Consent of Sonnenschein Nath & Rosenthal LLP (contained in their opinion included under Exhibit 5.1) +

___________________
+	To be filed by amendment to this registration statement

*	Portions of this document have been omitted and submitted separately with the Securities and Exchange Commission pursuant to a request for “Confidential Treatment.”

(1)	Filed as an exhibit to the Quarterly Report on Form 10-Q dated June 30, 2006 of Medis Technologies Ltd. and incorporated herein by reference.

(2)	Filed as an exhibit to the Current Report on Form 8-K dated December 18, 2007 of Medis Technologies Ltd. and incorporated herein by reference.

(3)	Filed as an exhibit to the Current Report on Form 8-K dated November 9, 2006 of Medis Technologies Ltd. and incorporated herein by reference.

(4)	Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 of Medis Technologies Ltd. and incorporated herein by reference.

(5)	Filed as Annex B to the Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders of Medis Technologies Ltd. and incorporated herein by reference.

(6)	Filed as an exhibit to the Registration Statement on Form S-1, as amended (File No. 333-73276), of Medis Technologies Ltd. and incorporated herein by reference.

(7)	Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008 of Medis Technologies Ltd. and incorporated herein by reference.

(8)	Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2004 of Medis Technologies Ltd. and incorporated herein by reference.

(9)	Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 of Medis Technologies Ltd. and incorporated herein by reference.

(10)	Filed as an exhibit to the Registration Statement on Form S-3 (File No. 333-140508) of Medis Technologies Ltd. and incorporated herein by reference.

(11)	Filed as an exhibit to the Current Report on Form 8-K dated February 10, 2009 of Medis Technologies Ltd. and incorporated herein by reference.

(12)	Filed as an exhibit to the Current Report on Form 8-K dated September 25, 2008 of Medis Technologies Ltd. and incorporated herein by reference.

(13)	Filed as an exhibit to the Current Report on Form 8-K dated August 10, 2004 of Medis Technologies Ltd. and incorporated herein by reference.

(14)	Filed as an exhibit to the Quarterly Report on Form 10-Q dated June 30, 2007 of Medis Technologies Ltd. and incorporated herein by reference.

(15)	Filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2006 of Medis Technologies Ltd. and incorporated herein by reference.

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